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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1)(1)

VISUAL DATA CORPORATION

(Name of Issuer)
Common Stock, par value $.0001 per share

(Title of Class of Securities)
928428200
(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / /      Rule 13d-1(b)

        /x/      Rule 13d-1(c)

        / /      Rule 13d-1(d)

(1)
The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 928428200	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
JMJ Capital, Inc.

2	CHECK THE APPROPRIATE BOX IF	(a)	/x/
	A MEMBER OF A GROUP*	(b)	/ /

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois Corporation USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
-0-

		6	SHARED VOTING POWER
1,152,467 shares of Common Stock (See Item 4)

		7	SOLE DISPOSITIVE POWER
-0-

		8	SHARED DISPOSITIVE POWER
1,152,467 shares of Common Stock (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,152,467 shares of Common Stock (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /x/
(See Item 4)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.2% (See Item 4)

12	TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 928428200	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
EURAM Cap Strat. "A" Fund Limited

2	CHECK THE APPROPRIATE BOX IF	(a)	/x/
	A MEMBER OF A GROUP*	(b)	/ /

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands exempted company Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
-0-

		6	SHARED VOTING POWER
1,152,467 shares of Common Stock (See Item 4)

		7	SOLE DISPOSITIVE POWER
-0-

		8	SHARED DISPOSITIVE POWER
1,152,467 shares of Common Stock (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,152,467 shares of Common Stock (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /x/
(See Item 4)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.2% (See Item 4)

12	TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 928428200	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Cranshire Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF	(a)	/x/
	A MEMBER OF A GROUP*	(b)	/ /

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois limited partnership U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
-0-

		6	SHARED VOTING POWER
1,152,467 shares of Common Stock (See Item 4)

		7	SOLE DISPOSITIVE POWER
-0-

		8	SHARED DISPOSITIVE POWER
1,152,467 shares of Common Stock (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,152,467 shares of Common Stock (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /x/
(See Item 4)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.2% (See Item 4)

12	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 928428200	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Downsview Capital, Inc.

2	CHECK THE APPROPRIATE BOX IF	(a)	/x/
	A MEMBER OF A GROUP*	(b)	/ /

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois Corporation U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
-0-

		6	SHARED VOTING POWER
1,152,467 shares of Common Stock (See Item 4)

		7	SOLE DISPOSITIVE POWER
-0-

		8	SHARED DISPOSITIVE POWER
1,152,467 shares of Common Stock (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,152,467 shares of Common Stock (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /x/
(See Item 4)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.2% (See Item 4)

12	TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 928428200	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Mitchell P. Kopin

2	CHECK THE APPROPRIATE BOX IF	(a)	/x/
	A MEMBER OF A GROUP*	(b)	/ /

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
-0-

		6	SHARED VOTING POWER
1,152,467 shares of Common Stock (See Item 4)

		7	SOLE DISPOSITIVE POWER
-0-

		8	SHARED DISPOSITIVE POWER
1,152,467 shares of Common Stock (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,152,467 shares of Common Stock (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /x/
(See Item 4)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.2% (See Item 4)

12	TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).	Name of Issuer:
Visual Data Corporation (the "Company")
Item 1(b).	Address of Issuer's Principal Executive Offices:
1291 SW 29 Avenue, Pompano Beach, Florida 33069
Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship
JMJ Capital, Inc. 666 Dundee Road, Suite 1901 Northbrook, IL 60062 Illinois corporation
EURAM Cap Strat. "A" Fund Limited c/o JMJ Capital, Inc. 666 Dundee Road, Suite 1901 Northbrook, IL 60062 Cayman Islands exempted company
Cranshire Capital, L.P. 666 Dundee Road, Suite 1901 Northbrook, IL 60062 Illinois limited partnership
Downsview Capital, Inc. 666 Dundee Road, Suite 1901 Northbrook, IL 60062 Illinois corporation
Mitchell P. Kopin 666 Dundee Road, Suite 1901 Northbrook, IL 60062 U.S. Citizen
Item 2(d).	Title of Class of Securities:
Common Stock, par value $.0001 per share, of the Company ("Common Stock")
Item 2(e).	CUSIP Number:
928428200
Item 3.	If this Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the persons filing are:
	(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act;
	(b)	/ /	Bank as defined in Section 3 (a) (6) of the Exchange Act;
	(c)	/ /	Insurance company as defined in Section 3 (a) (19) of the Exchange Act;
	(d)	/ /	Investment company registered under Section 8 of the Investment Company Act;
	(e)	/ /	An investment advisor in accordance with Rule 13d-1 (b)(1)(ii)(E);
	(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);
	(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

	(h)	/ /	A savings association as defined in Section 3 (b) of the Federal Deposit Insurance Act;
	(i)	/ /	A church plan that is excluded from the definition of an investment company under Section (c) (14) of the Investment Company Act;
	(j)	/ /	Group, in accordance with Rule 13d-1 (b)(1)(ii)(J);
If this statement is filed pursuant to Rule 13d-1(c), check this box. /x/
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
1,152,467 shares of Common Stock*
	(b)	Percent of class:
6.2%*
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote—0
		(ii)	Shared power to vote or to direct the vote—1,152,467*
		(iii)	Sole power to dispose or to direct the disposition of—0
		(iv)	Shared power to dispose or to direct the disposition of—1,152,467*
*
The beneficial ownership reported by the Reporting Persons excludes certain warrants which the Reporting Persons are contractually restricted from exercising at this time. The Reporting Persons cannot exercise such warrants so long as the Reporting Persons would be deemed "beneficial owners" of more than 4.9% of the Common Stock following such conversion.
Item 5.	Ownership of Five Percent or Less of a Class
NOT APPLICABLE
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
NOT APPLICABLE
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
NOT APPLICABLE
Item 8.	Identification and Classification of Members of the Group.
NOT APPLICABLE
Item 9.	Notice of Dissolution of Group
NOT APPLICABLE

Item 10.	Certification

By signing below, each of the undersigned certify that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose of effect.

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 13, 2002 (Date)
EURAM CAP STRAT. "A" FUND LIMITED
By:	JMJ Capital, Inc., its Investment Manager
By:	/s/ MITCHELL P. KOPIN Mitchell P. Kopin
JMJ Capital, Inc.
By:	/s/ MITCHELL P. KOPIN Mitchell P. Kopin, President
CRANSHIRE CAPITAL, L.P.
By:	Downsview Capital, Inc., its General Partner
By:	/s/ MITCHELL P. KOPIN Mitchell P. Kopin, President
DOWNSVIEW CAPITAL, INC.
By:	/s/ MITCHELL P. KOPIN Mitchell P. Kopin, President
MITCHELL P. KOPIN
/s/ MITCHELL P. KOPIN

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